Dolly Varden Silver Intersects 1,422 g/t Silver over
21.70 meters, including 10,700 g/t Silver over 1.00
meter at Wolf Vein

VANCOUVER, BC, September 02, 2025, Dolly Varden Silver Corporation (TSX-V: DV | NYSE MKT: DVS | FSE: DVQ) (the "Company" or "Dolly Varden") is pleased to announce results from directional drilling at the Wolf Vein.  High grade silver mineralization was intersected within a gap in drilling intersecting 1,422 g/t Ag over 21.70 meters in DV25-446, located 105 meters up-dip from the furthest down plunge step-out, hole DV24-421(released January 7, 2025). The intersection includes gold and strong base metal grades, which are increasing at depth and closer to the projected central valley structure. A portion of the ongoing 55,000 meter planned drill program at the Company's 100% owned Kitsault Valley Silver and Gold Project is being drilled at the Wolf Vein to expand and infill the plunge of high-grade silver mineralization. The deposit remains open to depth.

Wolf Vein Drill Hole

DV25-446: 1,422 g/t Ag, 0.51 g/t Au, 3.05% Pb and 1.42% Zn over 21.70 meters, including

10,700 g/t Ag, 2.54 g/t Au, 4.33% Pb and 1.68% Zn over 1.00 meter

* Intervals shown are core length. Estimated true widths vary depending on intersection angles and range from 55% to 65% of core lengths, further modelling of the new intersections is needed before true widths can be estimated.

"These high-grade silver results over wide intervals suggest excellent continuity at the Wolf Vein. The mineralization in drill hole DV25-446 includes abundant native silver and is consistent with the robust style of mineralization with a significant increase in associated gold and base metal values.  Additional drilling at Wolf is being prioritized for the remainder of the season," said Shawn Khunkhun, CEO of Dolly Varden Silver.

Five diamond drills are working on the Kitsault Valley and Big Bulk Projects. Focus has been on step out and infill drilling of the Wolf Vein and Homestake Silver deposits, as well as exploration drilling of the copper-gold porphyry system at Big Bulk and several other targets in the Kitsault Valley. More results will be released as they are received and incorporated into the company's models.

The Company is using directional drilling technology to precisely target areas for step-out and infill work at both Wolf and Homestake Silver. Drillhole DV25-446 is a deflection hole (daughter hole) off the initial "mother" hole drilled from the north at surface from which four additional holes were directed off at depths near the base of the sedimentary cap. The vein intercept in DV25-446 is approximately 105 meters up plunge (in-fill) from the 2024 step out DV24-421.

Figure 1.  Plan of Wolf Vein modelled mineralized zone (in red) highlighting all 2025 drilling completed to date with lithology shown on drill trace.

Figure 2.  Longitudinal Section of Wolf Vein with mineralization envelope in red. Plunge of high-grade silver mineralization infill by drill hole DV25-446.

Wolf Vein

The Wolf Vein is hosted in Jurassic-age Hazelton Formation volcanic rocks and is interpreted as a structurally controlled, multi phased, epithermal vein and vein breccias that occur along a southwest plunging zone of wider, higher grade silver mineralization. Native silver, pyrargyrite, argentite and argentiferous galena are hosted in multiple phases of silica and iron carbonate veins and breccias. The extention of the mineralization discovered underneath the sedimentary rock cap and the initial Wolf deposit that comes to surface has a plunge extent of ver 950 meters at -45 to the southwest.

Figure 3.    Core from Wolf Vein: silver mineralization in DV25-446 consisting of native silver, argentite and argentiferous galena in silica and iron carbonate vein and vein breccia.

Table 1: Drill Hole Assays from Wolf Vein

Target	Hole ID	From (m)	To (m)	Length (m)*	Ag (g/t)	Pb (%)	Zn (%)	Au (g/t)
Wolf	DV24-446	816.30	838.00	21.70	1,422	3.05	1.42	0.51
	Including	825.72	831.10	5.38	4,554	6.10	1.08	1.58
	including	829.50	830.50	1.00	10,700	4.33	1.68	2.54

*All intervals shown are core length. Estimated true widths vary depending on intersection angles and range from 55% to 65% of core lengths, further modelling of the new interpretation is needed before true widths can be calculated.

Table 2: Drill hole data for Wolf Vein holes reported in this release

Hole ID	Easting UTM83 (m)	Northing UTM83 (m)	Elev. (m)	Azimuth	Dip	Length (m)
DV24-446	466747	6173591	489	125	-60	888

Quality Assurance and Quality Control

The Company adheres to CIM Best Practices Guidelines for exploration related activities conducted on its property. Quality Assurance and Quality Control (QA/QC) procedures are overseen by the Qualified Person.

Dolly Varden QA/QC protocols are maintained through the insertion of certified reference material (standards), blanks and field duplicates within the sample stream. Drill core is cut in-half with a diamond saw, with one-half placed in sealed bags and shipped to the laboratory and the other half retained on site. Third party laboratory checks on 5% of the samples are carried out as well. Chain of custody is maintained from the drill to the submittal into the laboratory preparation facility.

Analytical testing was performed by ALS Canada Ltd. in North Vancouver, British Columbia. The entire sample is crushed to 70% minus 2mm (10 mesh), of which a 500 gram split is pulverized to minus 200 mesh. Multi-element analyses were determined by Inductively Coupled Plasma Mass Spectrometry (ICP-MS) for 48 elements following a 4-acid digestion process. High grade silver testing was determined by Fire Assay with either an atomic absorption, or a gravimetric finish, depending on grade range. Au is also determined by fire assay on a 30g split with either atomic absorption, or gravimetric finish, depending on grade range. Metallic screen on a 1.0kg sample may be completed on high-grade gold samples.

Qualified Person

Rob van Egmond, P.Geo., Vice-President Exploration for Dolly Varden, the "Qualified Person" as defined by NI 43-101 has reviewed and approved the scientific and technical information contained in this news release.  Rob van Egmond, P.Geo. is not independent of the Company in accordance with NI 43-101.

About Dolly Varden Silver Corporation

Dolly Varden Silver Corporation is a mineral exploration company focused on advancing its 100% held Kitsault Valley Project (which combines the Dolly Varden Project and the Homestake Ridge Project) located in the Golden Triangle of British Columbia, Canada, 25kms by road to tide water. Including the Kitsault Valley Project, the Company has consolidated approximately 100,000Ha of prospective tenure in the Golden Triangle with 5 past producing high-grade silver mines including Dolly Varden, Torbrit, Porter Idaho, Mountain Boy and Esperanza historic mines. The 163 sq. km. Kitsault Valley Project hosts the high-grade silver and gold resources of Dolly Varden and Homestake Ridge along with the past producing Dolly Varden and Torbrit silver mines. It is considered to be prospective for hosting further precious metal deposits, being on the same structural and stratigraphic belts that host numerous other, on-trend, high-grade deposits, such as Eskay Creek and Brucejack. The Kitsault Valley Project also contains the Big Bulk property which is prospective for porphyry and skarn style copper and gold mineralization, similar to other such deposits in the region (Red Mountain, KSM, Red Chris).

Forward-Looking Statements

This release may contain forward-looking statements or forward-looking information under applicable securities legislation that may not be based on historical fact, including, without limitation, statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "potential", "prospective" and similar expressions. Forward-Looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of Dolly Varden to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements, including, without limitation, risks associated with the speculative nature of exploration and development of minerals; the anticipates substantial future capital expenditures associated with the exploration and development of its assets and there can be no assurance that debt or equity financing will be available; inherent competition in the mining industry; risks associate with volatility in mineral prices; risks inherent in the estimation of mineral resources; environmental risks associated with the exploration and development of mineral properties; the Company is reliant on key personnel; risks associated with working in remote regions; risks associated with maintaining positive community relations; and the other risks disclosed in the Company's annual information form ("AIF") dated April 30, 2025 for the year ended December 31, 2024, which is available on SEDAR+ at www.sedarplus.ca, and in the Company's Form 40-F registration statement as filed with the U.S. Securities and Exchange Commission, which is available on EDGAR at www.sec.gov. The risk factors identified in the Company's public filings are not intended to represent a complete list of factors that could affect the Company. Forward-looking statements are based on management's current expectations and beliefs and assume, among other things, the ability of the Company to satisfy the requirements of listing and registration, and to successfully pursue its current development plans, that future sources of funding will be available to the Company, that relevant commodity prices will remain at levels that are economically viable for the Company and that the Company will receive relevant permits in a timely manner in order to enable its operations, but given the uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. The Company disclaims any obligation to update, or to publicly announce, any such statements, events or developments except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this news release.

For further information: Shawn Khunkhun, CEO & Director, 1-604-609-5137, www.dollyvardensilver.com.